Exhibit 12.2

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions
Physicians Realty L.P.
(amounts in thousands)

			Years Ended December 31,
	2017		2016		2015		2014	2013
Net income (loss)	$39,773		$31,522		$12,741		$(4,418)	$(2,636)
Adjustment for equity investees	(183)		(115)		(104)		(95)	—
Net income (loss) before adjustment for equity investees	39,590		31,407		12,637		(4,513)	(2,636)

Plus fixed charges:
Interest expense	$44,847		$21,540		$9,263		$5,988	$3,785
Amortization and write-off of debt issuance costs, amortization of bond discount, and capitalized interest	2,161		2,324		1,373		919	510
Estimated interest portion of rental expense	652		634		430		361	6
Preferred distributions	731		1,857		1,189		—	—
Fixed charges and preferred unit distributions	48,391		26,355		12,255		7,268	4,301

Earnings	$87,981		$57,762		$24,892		$2,755	$1,665
Ratio of Earnings to Fixed Charges and Preferred Unit Distributions (1)	1.82	x	2.19	x	2.03	x	—	—

(1)
The computation of ratio of earnings to fixed charges and preferred unit distributions indicates that earnings were inadequate to cover fixed charges on the basis of our historical financial statements by approximately $4.5 million and $2.6 million for the years ended December 31, 2014 and 2013, respectively.